MAJOR INCREASE OF INDICATED RESOURCES AT NORTHGATE’S YOUNG-DAVIDSON PROJECT

Underground Resources Now Total 1.86 Million Ounces

VANCOUVER, February 6, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to report the results of a new underground mineral resource estimate at its Young-Davidson property near Matachewan, Ontario. The estimate combines the results of the 2007 diamond drill program with historic drilling data. A re-estimate of the indicated resources mineable by open pit methods, incorporating the results of a recently completed infill drilling campaign, is presently underway and will be released at a later date.

EXPLORATION HIGHLIGHTS

  Total gold resources on the property including those mineable by open pit methods is now 2.34 million ounces

  Total underground gold resources in the four main ore zones have increased to 1.86 million ounces

  Indicated resources underground have increased to 1.42 million ounces, a gain of 137% compared to last year’s estimate

  The percentage of total resources underground in the indicated category has increased from 36% to 76%

  Vertical continuity of the zones has been established to a depth of 1,350 metres below surface

  Horizontal continuity on two levels between the two historic mines has now been demonstrated by drill intersections

Ken Stowe, President and CEO, commented, "Since we acquired the Young-Davidson property two years ago, we have essentially achieved our goal of doubling the underground gold resource base. We have clearly established that there are large areas of continuous mineralization both between and below the workings in the two historic mines. An equally important objective has been the conversion of inferred resources to the indicated category and we are very pleased that we now have 1.4 million indicated ounces underground with more to come in 2008. The first priority of our 2008 diamond drill program will be to increase the indicated ounces underground by an additional 0.5 million ounces focusing the drilling in the prospective areas between the two Boundary Zones and the Lucky/Lower YD Zones. Maximizing the number of indicated resource ounces is important as it is these ounces that can be converted into reserves in the upcoming Feasibility Study. The tight spatial distribution of the resources on the property will be beneficial in minimizing the required underground infrastructure. "

OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents known resource areas (as defined in the legend), historic mine workings, simplified geology, and potential new resource areas. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 10,355 metres.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section with Metric Grid)

No. 1 Shaft
No. 3 Shaft
Ramp
Drill Inferred Fault
10000 mL
9500 mL
9000 mL
Upper Boundary Zone
Lucky Zone
Lower YD Zone
Lower Boundary Zone
Dyke H
Dyke F
Dyke D
Dyke C2
Dyke C1
Dyke B
Northgate Minerals Corporation
Young Davidson
Long Section
Looking North
Mined Out Area
Indicated Resources
Inferred Resources
Open Pit Resources
Potential New Resources
Diabase Dyke
Syenite
Mafic Flow

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The table below provides a summary of the total underground indicated and inferred resources.

Table 1 – Young-Davidson Gold Resources

Indicated Resources
		Gold (Cut to 20 g/t)
	Tonnes		Ounces
Zone	(000’s)	g/t	(000’s)
Upper Boundary	1,956	3.83	241
Lower Boundary	5,123	3.89	641
Lower YD	2,465	3.37	267
Lucky	2,380	3.51	269
Total Indicated Resources		1,418,000 ounces

Inferred Resources
		Gold (Cut to 20 g/t)
	Tonnes		Ounces
Zone	(000’s)	g/t	(000’s)
Upper Boundary	319	3.76	39
Lower Boundary	1,961	3.05	192.5
Lower YD	848	3.32	90.5
Lucky	1,088	3.38	118
Total Inferred Resources		440,000 ounces

Notes:

1. Inferred resources are separate from Indicated resources
2. Inferred resources should not be added to Measured and/or Indicated resources

Mineral Resource Estimation Notes

  Geological interpretation of the mineralized body resulted in the creation of 3D solids based on a 2.3 g/t gold cutoff grade and a minimum horizontal thickness of three metres.

  Block sizes are 15 m by 15 m by 7.5 m with a tonnage factor of 2.69 tonnes/m3.

  Inverse distance squared was used for grade interpolation

  Within the 3D mineralization solid, no selectivity as to grade was applied, as this is a potential bulk underground mining scenario.

  One cutting level of 20 g/t was applied to all zones

  The deposit is relatively insensitive to cutting levels as the overall total ounces are reduced by only 6% compared to uncut resource estimation.

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The 2007 resource estimate shows significant increases in indicated resources in all four of the main zones as shown below in Table 2.

Table 2 – Increases in 2007 Underground Indicated Gold Resources by Zone

Underground Indicated Resources
	Tonnes (millions)			Gold Ounces (000’s)
	2006	2007	Increase	2006	2007	Increase
Zone
Upper Boundary	0	1.96	1.96	0	241	241
Lower Boundary	2.61	5.12	2.51	339	641	302
Lower YD	1.76	2.47	0.71	184	267	83
Lucky	0.79	2.38	1.59	76	269	193
Total Underground	5.16	11.93	6.77	599	1,418	819

Although only limited drilling was conducted in the vicinity of the Upper Boundary Zone in 2007, a thorough review of the extensive historic database was completed. A fundamentally more conservative and rigorous approach was applied around the historic mine openings (last mined in the early 1950’s), which significantly reduced the previous 2004 estimate of inferred tonnes and ounces assumed to be remaining in this zone. These assumptions will be verified in 2008 by drilling from the advanced exploration ramp and cavity monitoring surveys of the old workings, which are presently being dewatered as part of the shaft dewatering program.

An update of the open pit resource is presently underway. A 5,100-metre infill drilling program was completed in December. This will be the first update of the open pit resource to be generated by Northgate since it acquired the Young-Davidson property in late 2005. The previous resource estimate was completed in 2004 and resulted in an indicated resource of 464,000 ounces and an additional inferred resource of 14,000 ounces.

An aggressive $21 million advanced exploration program, devoted to drilling, shaft dewatering and underground ramp development, will continue in 2008 in support of a Feasibility Study that is expected to be completed by the end of the year. Four drills will be active on the property (surface and underground) focusing mainly on increasing the indicated resource by an additional 0.5 million ounces. It is expected that the underground ramp development will be completed to its planned depth of 450 metres by mid-year.

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QUALITY CONTROL – ANALYSES AND SAMPLE LOCATION

Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the National Instrument 43-101 (NI 43-101) Technical Report filed on SEDAR (www.sedar.com) on January 29, 2007. A summary of these procedures may also be found in a press release dated April 10, 2006.

QUALIFIED PERSONS

The program design, implementation, quality assurance/quality control and interpretation of the results is under the control of Northgate’s geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate’s Exploration Manager.

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NOTE TO US INVESTORS:

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas and Australia. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. With the proposed acquisition of Perseverance Corporation Limited, the addition of two operating mines will create a leading multi-mine, mid-tier gold producer, with over 400,000 ounces of gold production in 2008. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781     Email: ngx@northgateminerals.com     Website: www.northgateminerals.com

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